Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

CORPORATE PARTICIPANTS

 Bill Douglas
 Coca-Cola Enterprises Inc. - CFO

CONFERENCE CALL PARTICIPANTS

 Judy Hong
 Goldman Sachs - Analyst

 PRESENTATION

Judy Hong - Goldman Sachs - Analyst

I think we can get started with the next presentation. We are delighted to have Bill Douglas, the CFO of Coca-Cola Enterprises, speak at the conference here today. CCE is going through a major transformation right now, obviously, having sold its North American operation to the Coca-Cola Company.

The new CCE will likely to face better growth opportunity given low per capita consumption of sodas and other beverages in Europe versus the US. But to discuss how CCE will be positioned to grow going forward, I will turn it over to Bill. Bill?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Thank you, Judy. Good morning, everyone. Pleased to be here and provide you a brief background of our European operations, an overview of the new CCE and then to answer your questions.

I'm joined this morning by Thor Erickson, our Vice President of Investor Relations.

Before I begin, I would like to review our cautionary statement. And if it is humanly possible, this cautionary statement has actually got more voluminous given our impending transaction. So, good luck.

As you know, earlier this year, we signed an agreement with the Coca-Cola Company through which they will purchase our North American operations, our European territories will be split off, and we will then acquire the Coca-Cola Company's bottling operations in both Norway and Sweden. Over the course of today's presentation, I will outline our history in Europe and provide background on the new CCE, which will remain the preeminent Western European bottler as well as a key strategic partner of the Coca-Cola Company.

Hopefully you know CCE's original business focused on the West Coast, Midwest, and the Southeastern United States. This was the case when the Company was created originally in 1986. CCE entered Europe with the acquisition of the bottling operations in the Netherlands in 1993.

In 1996 and 1997, we saw the positive potential of the European beverage market and acquired operations in Belgium, France, and Great Britain, later adding Luxembourg in 1998. And it didn't make the chart but we also later on acquired Monaco as well.

During this period of time, we continued to expand in North America. And today CCE distributes approximately 80% of the Coca-Cola Company's North American bottle and can volume.

The benefit of Europe is clear. Our 2009 total Company revenues were over $21 billion with approximately 30% of this coming from our European operations. Yet, over 45% of our segment operating income came from Europe.

Not only is Europe a very profitable business, most importantly, it has a proven track record of strong growth. This is clearly demonstrated by the consistent growth in operating income, revenue, and volume that we have recorded since 19 -- since 2005. In fact, operating income has grown at a compound annual rate of 7% over that time period. Revenue growing at a compound annual rate of 5.5% and volume growth of 3.5% compounded over that period.

We have grown in Europe in a very competitive nonalcoholic beverage market. There are strong competitors that keep us focused on meeting customer and consumer needs and help to grow the overall category. In Europe, the total non-alcoholic ready to drink or NA RTD category is evenly balanced between sparkling, still beverages, and water.

Our portfolio, however, remains weighted to sparkling beverages. We have a solid record of success in expanding into non-sparkling categories and we continue to have significant growth opportunities as we expand our market reach and enhance our customer relationships.

In fact, we have favorable marketplace positions in growing NA RTD categories in each of our European territories. Our overall growth is outpacing category growth and there are significant opportunities still ahead, both in the sparkling and still beverage categories.

That is why we have worked diligently to expand and develop our brand portfolio with energy, water, and sparkling initiatives. These efforts include Monster Energy, Abbey Well water in Great Britain, Capri Sun juices in virtually all of our markets and important sparkling initiatives, most notably Coca-Cola Zero.

So, what will new CCE look like? We will be a company with revenue of some $7 billion and volume of approximately 600 million physical cases. These cases will be manufactured at 18 manufacturing facilities and sold by a work force of 13,000 associates.

Most importantly, the new CCE will continue to be an effective competitor in attractive and growing markets. We will have an improved growth profile as well as the financial flexibility and operational focus to deliver attractive cash returns to share owners and to pursue growth opportunities such as Germany.

To give you a brief overview of how our business would look based on 2009 results, we put together this summary of the new company with both reported and comparable or non-GAAP numbers. This also includes our estimates for non-GAAP numbers such as anticipated corporate overhead.

In 2009, we would have had nearly $7.3 billion in revenues, almost $850 million dollars of operating income and just under $1.2 billion of EBITDA. This information and much more will be detailed in our upcoming S-4, which we expect to file by the end of May.

Now, since some of these numbers are newly disclosed, I would like to take a closer look, particularly on cost of goods and SD&A. By package, PET represents about 45% of our volumes and this would include both single serve and multiserver PET package. Cans represent about 40% of our European volume.

Let me note that our canned packaging is split almost evenly between both steel and aluminum. Also note that our mix of glass and other is approximately 15% in Europe compared with approximately 1% in North America. The biggest component in the other category would be pouch packaging. For example, Capri Sun.

This package diversity has in part led to less volatile commodity costs, relative to what we have experienced in North America. As for cost of goods, this is split between concentrate and finished goods, representing about 50% of the total COGS line, primarily packaging cost of approximately 25%, sweetener cost of approximately 10% and the final 15% going to manufacturing depreciation and amortization and all other items.

Now moving to SD&A, there are also some important differences in Europe when compared to our North American business. First, as a percent of sales, SD&A is just over 20% in Europe as opposed to approximately 30% in the US. A key difference is the delivery and merchandising methods between the two territories, with Europe being predominantly third-party indirect delivery system as opposed to the direct store delivery method used principally in North America.

By spend, approximately 30% of European SD&A goes to sales and marketing, 35% to supply chain, G&A is about 25% with depreciation and amortization representing approximately 10%.

Looking at the capital structure, we expect net debt at closing to be in a range of $2 billion to $2.5 billion for new CCE, although this could fluctuate based on currency, cash from operations, the timing of the closing as well as other factors. Our primary use of cash will be cash return to share owners through the $10 per share cash distribution at closing, acquisition costs for Norway and Sweden and then the entirety of the transaction cost.

In addition, we expect to have 350 million to 360 million diluted shares outstanding at close and new CCE is expected to have a 30% effective tax rate. After close, as previously announced, we plan to execute a share repurchase program of approximately $1 billion over the following 18 months, and we will establish an initial annual dividend of $0.50 per share.

As we move this new business forward, we will be driven by a familiar financial objective. We are confident you CCE will be a source of consistent long-term profit growth. To achieve this, we will work to maximize free cash flow, maintain financial flexibility, as well as increase our return on invested capital. These are objectives that we have confidence we can meet, particularly given the good profile of our European business.

Further, we expect this profile will enable us to improve our long-term growth outlook and we look forward to sharing these objectives with you later in the year.

Now let me give you an update on the progress of the transaction. It has been almost three months since our announcement, and to date our work is on track. In fact, throughout the Company, our employees are embracing this change, even as we work to deliver strong 2010 results.

Important upcoming steps include receiving European Union regulatory approval, expiration of the applicable waiting period in accordance with the Hart-Scott-Rodino Act, a ruling from the Internal Revenue Service and, finally, showing our approval prior to closing. And, as I mentioned earlier, we are on track to make the initial S-4 filing by the end of this month.

The transaction is a positive step for our share owners, our customers, as well as our employees. And we look forward to sharing our progress with you in the coming months.

So, let me close with a key point. First, we have a solid track record of growth in Europe. We are committed to delivering and will seek to occasionally exceed our objective even as we move to close the transaction. Third, we do remain on track to close the transaction in the fourth quarter.

Finally, we are intensely focused on establishing new CCE with the right financial platform and priorities. We will do this by building on the key elements of our business that drive long-term success -- brand value, operating efficiency and effectiveness, and outstanding customer service.

Thank you very much for attending today and, now Thor and I will be happy to take your questions.

QUESTION AND ANSWER

Judy Hong - Goldman Sachs - Analyst

Thanks, Bill. I think I will start with a couple and then we will open it up to the audience. Clearly the European market -- you've talked about the growth opportunity in the low or capital consumption level at this point. I guess maybe just understand a little bit more about what's been the constraint in terms of why the per capita consumption is so much lower than the US? What are the opportunities to drive that assumption?

And if you look at your CAGR volume growth, 3.5%, is that a good proxy for growth going forward? Is there an opportunity to even accelerate that growth?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Starting out, I guess fundamentally, Coca-Cola was introduced in the US back in the late 1800s. And by and large, it's entered most of the European markets during or shortly after World War II. So, there is some historical difference of how long the brands have been in the market.

Having said that, there were initiatives initially some cultural barriers that I think, given the track record that we've demonstrated particularly the last four years on the chart earlier, we had the right strategies. There is consumer acceptance of our brands and European business has been growing when the North American business has been contracting.

So, while there is a large per capita consumption gap versus the US, we are confident that we can continue growing that over time.

A number of factors are related to that. We're looking at all of our beverage portfolio. Sparkling drinks are growing. But we're also committed to expanding into the still category as we've done recently with Capri Sun, Ocean Spray. We've launched Vitamin Water. And then, Water category would be very tactical of how we address that due to the overall lack of profitability in the category. We're focused on immediate consumption.

Judy Hong - Goldman Sachs - Analyst

Just following up on that, so talk about the cultural barriers that existed historically. So what change may be the last five years to take that cultural barrier? I'd assume it's more on the sparkling side of the business.

And then, secondly, as you look at your portfolio it still skews a lot more to sparkling, obviously, versus still since that's where the market is. So, how do you accelerate the still portfolio so that you are more in line with where the consumer segmentation is?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

If you look at the consumer segmentation, our sparkling category is so significant, materially moving the mix is difficult in any short period of time.

But I think what we're doing is, every year, we look at the total NA RTD category and we assess our market position and where the value pools are. And I think that's an important differentiation because we're not necessarily focused on the volume pools or that would gravitate towards water very rapidly. But we are focused more on the value pools.

Do we have an appropriate presence in that segment? And if not, how do we get it? Our first port of call, quite honestly, is the Coca-Cola Company and we've done some innovation with them in those arenas.

But, if there are other brands and the Coca-Cola Company doesn't have a brand in that category then we pursue these other relationships. Monster is a great example. We did that in partnership with the Coca-Cola Company. Capri Sun, I mentioned earlier, and Ocean Spray.

Your first one again?

Judy Hong - Goldman Sachs - Analyst

Just in terms of cultural barriers that exist previously and what's been changed?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Well, I think over time there's a number of things that have happened. Firstly, not to be trite but the world is obviously getting flatter. The Internet -- teen behavior is getting more homogenous around the world. So I think all of that has helped overcome some of the previous cultural barriers.

And then what we've done in our European markets, specifically France -- it's the best example, it's come out with this concept of boost zones which is where we really work aggressively with customers, with retail customers to help us create a soft drink culture.

In Paris, it's probably the largest hurdle that we had and we successfully helped customers understand the value of the category to get our products within an arm's reach of desire. And today, this summer, I challenge all of you who are going to be in Paris this summer, when you walk up and down the streets of Paris, you will see ice cold Coca-Cola, Diet Coke, Coke Zero available every third, fourth, fifth shop and that is fundamentally changing the way we went to market.

And that is really helping us overcome what were potentially some cultural barriers against carbonated soft drinks in Western Europe. But, France is probably the best example of where that existed.

Judy Hong - Goldman Sachs - Analyst

Last question and then we'll open it up to the audience. Just in terms of you look at your share position in sparkling, obviously, share position is much more dominant there versus the US. Does that give you more pricing power?

And then, if you look at your profit goals that actually outperform the revenue growth over the last five years, is there even more margin expansion opportunity in that market? Or is the strategy really to deploy a lot of marketing and just drive the volume growth or sales value growth going forward?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Some of you may have heard this answer in some of the one-on-ones this morning so it may be repetitive. But, firstly, if we look at our competitive situation in Europe, we look at it two ways.

Our market share in sparkling category is higher than it is in the US. But as you saw in the chart earlier, the NA RTD category is evenly divided between sparkling, still, and water. And we really see that as our competitive set and we're focused on all those beverage categories. And in fact consumers can make choices between a still drink and a sparkling drink when they are having lunch or relaxing in a café and consuming a beverage. So, we are clearly viewing that as our competitive set.

From a commodities perspective, we are fortunate in the dynamics in which we operate in Europe. Not using corn and having more diversified packaging, the volatility of our commodities in Europe has been much less than it's been in the US and our need to take pricing has been in the low single digits consistently. That's allowed us to consistently grow volume year-over-year and we actually have very nice EBITDA margins in our existing Western European territories that would stack up well globally with the soft drink industry.

Our focus is consistently growing topline with the combination of modest pricing, meaningful volume growth, a little bit of mix, getting that topline growth, getting the operating expense leverage and maintaining what are relatively high EBITDA margins. That is what we think is going to be the key to delivering shareholder value going forward.

We have been fortunate last year and this year to have some modest margin expansion. But, again, the focus is on maintaining these high EBITDA margins and growing the top line.

Judy Hong - Goldman Sachs - Analyst

 Maybe questions from the audience?

Unidentified Audience Member

Can you go over the $2 billion to $2.5 billion of debt and how it's impacted by the currency move that you have sort of highlighted. And then maybe more importantly, given the recent euro significant decline, how -- are you hedged? How do you deal with that and what's the impact to earnings to the recent move? And how do you look at that going forward?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

A lot of questions there. I guess the first question is the debt, the $2 billion to $2.5 billion of debt. That is the end result of what cash is required to consummate the transaction.

We have existing cash on our balance sheet today. We will continue to earn cash in Q2 and Q3.

Then, that pool of cash combined with the $2 billion to $2.5 billion of new debt that will be raised, new CCE will be debt free at moment zero. Then we will use all of that pool of cash to affect the share re -- the cash distribution which would be round numbers, $3.5 billion, plus purchase Norway and Sweden which is $822 million. And then leave some cash on the balance sheet day one for working capital needs.

Question number two, we give our guidance currency neutral. We updated that guidance in April at the end of our Q1 results. And we also talked about what the impact of currency would be at then-current exchange rates which was negative $0.03 for the full year versus the prior year and, the recent move would probably add another directionally $0.03 to that.

But I haven't calculated it to date. But I think you can run the models on that, based on our business.

From a standpoint of what do we do with currency exposure, we hedge our transaction exposure which is principally GB to euro where we have some purchases by our UK operation in euro and then a little bit of exposure of both euro and sterling to dollar. Our concentrate, FYI, is denominated in sterling for Great Britain and in euro for our euro markets.

We also have debt today and we will have debt in the future. The nominated in sterling and euros to act as a natural hedge but we do not currently as a policy hedge translation exposure.

Unidentified Audience Member

If the concentrate is priced in euros, will the parent Coca-Cola be sort of a little more aggressive in repricing that concentrate maybe to you than they would to someone else, do you think? Or are they going to try to sort of do a global pricing model?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

I'll just touch on a couple of points. As part of the transaction we entered into a number of agreements with the Coca-Cola Company. One of them is that we will get new bottling agreements. Their substance will be the same as our existing agreements. But they will have a new 10-year term of duration starting at the deal close.

Secondly, we instituted a five-year incidence pricing agreement which codifies our prior practice and it fixes our concentrate costs as a percent of revenue. So, they are contractually unable to do what you asked.

Judy Hong - Goldman Sachs - Analyst

The two markets you are acquiring -- Norway, Sweden. Maybe give us a little bit of color in terms of how they are similar or different to the existing markets you currently operate in. Some potential synergy opportunities. And how do you think about that Nordic territory just as a whole?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Sure. If you look at Norway and Sweden, big picture, they are similar to our Western European markets from 50,000 feet, so to speak. Previously they were part of the Coca-Cola Company's bottling investment group managed by [Aerial Fine] and they were in the pool with Philippines, India, China, other emerging markets which they didn't have a lot of common interests with.

So, the folks in Norway and Sweden are actually excited about being part of our family where they can share ideas and visit markets that are more akin to theirs on continental Europe. So I think that's a qualitative upside they are very excited about and we are excited about.

If you look at Norway and Sweden, Sweden is very similar to our existing European markets in terms of the customer mix and in terms of the geography and other consumer trends. Norway is a little bit different. Norway is a large country, geographically spread out and the population is actually spread out a lot more so than you would think. Sweden has an indirect delivery system. Norway has primarily a direct store delivery system.

So, it is a little bit unique compared to our other markets. And it's a challenging cost structure, given the geographic population lack of density there. So where the Coca-Cola Company has been working on a number of initiatives, we will continue those to try and address those challenges and improve the profitability in Norway.

But Sweden generally is pretty similar to our existing Western European markets.

Judy Hong - Goldman Sachs - Analyst

In the first quarter, Europe was somewhat impacted by weather in the beginning of the quarter and then things got better towards the end. Can you talk about quarter to date trends, whether that improvement continued in that market? And then, I know US is going to KO but we've heard a lot of the beverage companies talking about trends getting better in the -- toward the end of the quarter and then April-May.

So, any color in terms of what you're seeing in the US.

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Sure. I will not give a mid-quarter update but, if you look at Q1, January was challenging and that's both Europe and North America. February got a little bit better and then March got better yet again.

So, we did see progressive improvement as we went through the quarter. We don't like to talk a lot about weather but the weather was bad in Europe. It was bad in North America. I'm sure a lot of you experienced that here in the Northeast.

But, the weather isn't going to be that significant from a volumetric perspective in Q1 vis-a-vis the overall results. Where weather is really going to come into play is in the summer in Europe. So we've got great programs in place and, within some band of a normal weather pattern and Europe will be just fine.

The consumer is showing some very early signs of getting a little bit better. But, it's going to be really interesting to see how the rest of the quarter develops, particularly US on premise immediate consumption channel. A few early signs that it's way too early to declare a trend or to declare a victory.

Judy Hong - Goldman Sachs - Analyst

The billion dollar share buyback that you plan to do at the new CCE level over an 18-month time period, what is your thinking in terms of what affects the timing of it, so, whether it gets spread out over 18 month time period more up front-end loaded versus back-end loaded? What drives that decision?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

I think at this early juncture, one would assume it would be fairly ratably over the period but, I think depending on market conditions and a lot of other factors, it may skew that a little bit. But, at this juncture, I would like to leave a thought that it would be somewhat ratable over the period.

This gentleman may have had another question down front.

Unidentified Audience Member

(inaudible question - microphone inaccessible)

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

We came up with that $0.50 per share dividend looking at a range of peers coming up with a yield, coming up with a dividend payout ratio that we thought was reasonable. I would like to wait and articulate those hard numbers once we start talking about 2010 pro forma numbers a little bit later on.

But, we came up with that, thinking it was a reasonable starting point given our peer group. And our intention would be to have consistent modest increases annually off of that base, not chasing a payout or yield ratio, prospectively, but just working off that base that we come up with of $0.50 per share.

Unidentified Audience Member

(inaudible question - microphone inaccessible) dividend payout ratio off of what it was if you look at '09 or --?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Directionally, it's in the neighborhood of one third but a little bit less than that.

Judy Hong - Goldman Sachs - Analyst

I think that's all the --. We'll pick one last question.

Unidentified Audience Member

Bill, just in the first quarter you saw pretty good corporate expense performance, I guess. And it was asked on the call about how much of that kind of goes with the new CCE. But I was wondering if you could kind of talk about the drivers of that and what that means going forward, and how long will it take you to adjust the corporate expense line to a somewhat smaller company in pro forma new CCE?

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

There were a number of factors that affected our corporate expense. Some that were increases in 2009 and then some that were decreases in 2010. 2009 was a very good year for CCE from a financial perspective and we had some incremental variable compensation because we were performing so well. We are accruing more normal quote to budget in 2010, pension expense was also factored in there and a lot of other things.

We have given a proxy for new CCE corporate expense. We are pretty comfortable, big picture, with that number. We are refining it as we speak. We will be communicating more about that as we go through the back half of the year.

But, basically, our European operation today is more or less stand-alone. And the corporate expense that we are putting on top of that is the incremental governance and infrastructure that initially will be principally based in the US, that will allow our European operations to be a stand-alone publicly traded company.

And I will beg off another three months, Walt, to get into a lot more detail about that. But we will be able to talk about it in some detail later on as we get closer to the transaction closing.

Judy Hong - Goldman Sachs - Analyst

Great. That's all the time we have. Thank you, Bill. Thank you, Thor. And you have box lunches outside. Feel free to come here and have your lunch and 12:30 is the Coca-Cola Company.

Bill Douglas - Coca-Cola Enterprises Inc. - CFO

Thank you very much.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©  2010 Thomson Reuters. All Rights Reserved.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

Coca-Cola Enterprises Inc. (the “Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010  and its Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.